Exhibit 99.3

Convenience Translation

Ordinary General Meeting 2012

Explanations on the Rights of Shareholders
according to Section 278 (3) in connection with Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) German Stock Corporation Act

Fresenius Medical Care AG & Co. KGaA („Company“) is a partnership limited by shares.

The partnership limited by shares is a company which constitutes a separate legal entity and in which at least one partner who has unlimited liability with regard to the creditors of the company (general partner) and the other shareholders who are not personally liable for the obligations of the company (limited shareholders) participate in the share capital, Section 278 (1) German Stock Corporation Act. The legal relations of the general partners among themselves and with respect to the entirety of limited shareholders and to third parties, in particular the authority of the general partners to manage the business and represent the company, are governed by the provisions of the German Commercial Code regarding limited partnerships, Section 278 (2) German Stock Corporation Act. According to Section 278 (3) German Stock Corporation Act, the provisions of Book One regarding the stock corporation, for the rest, apply analogously to the partnership limited by shares unless the provisions that follow Section 278 (3) German Stock Corporation Act or the absence of a management board necessitate otherwise.

The provisions of Book One regarding the stock corporation are Sections 1 to 277 German Stock Corporation Act. Therefore, the rights of shareholders explained hereinafter according to Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) German Stock Corporation Act also apply to the limited shareholders of the Company. To the extent the “Management Board” is mentioned in the provisions cited hereinafter, this, by way of the reference in Section 278 (3) German Stock Corporation Act, refers to the General Partner, in this case Fresenius Medical Care Management AG.

1.	Supplemental request to the agenda at the request of a minority according to Section 278 (3) in connection with Section 122 (2) German Stock Corporation Act

Shareholders whose combined shares in total amount to at least the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request according to Section 278 (3) in connection with Section 122 (2) German Stock Corporation Act that items be placed on the agenda and notice thereof be given. Reasons for or a draft resolution for each item must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 9 April 2012 (24:00 hours Central European Summer Time), the latest. Supplemental requests received later will not be taken into account.

The applicants must provide evidence that they hold the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (Section 278 (3) in connection with Section 142 (2) sentence 2, Section 122 (1) sentence 3, (2) sentence 1 German Stock Corporation Act).

Any supplemental requests are to be sent to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

- Vorstand -

z. Hd. Herrn Dr. Rainer Runte

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

The provisions of the German Stock Corporation Act on which these shareholder rights are based, are, in extracts:

Section 122 (1) and (2) German Stock Corporation Act:

(1)	The General Meeting is to be called if shareholders whose combined shares in total amount to at least the twentieth part of the share capital demand the calling of the Meeting in writing, stating the purpose and grounds therefore; the demand is to be addressed to the Management Board. The Articles of Association can link the right to demand the calling of a General Meeting to another form and to the holding of a lesser proportion of the share capital. Section 142 (2) sentence 2 applies accordingly.

(2)	In the same manner, shareholders whose holdings together reach the twentieth part of the share capital or the proportionate amount of EUR 500,000.00 can demand that items be placed on the agenda and announced. Each new item must be accompanied by grounds or a proposal for a resolution. The demand in the meaning of sentence 1 must be received by the Company at least 24 days, in the case of listed companies at least 30 days, prior to the General Meeting. The day of receipt is not included in the calculation.

Section 142 (2) sentence 2 German Stock Corporation Act:

The applicants must prove that they have been holders of the shares for at least three (3) months prior to the day of the General Meeting and that they continue to hold the shares until the decision on the proposal.

Supplements to the agenda to be published will be published without undue delay after receipt of the request in the electronic Federal Gazette and will be fed to those media for publication with respect to which can be expected that they broadcast the information in the entire European Union. In addition, they will be published on the Internet site at http://www.fmc-ag.com/AGM2012.htm and will be notified to the shareholders according to Section 125 (1) sentence 3 German Stock Corporation Act.

2.	Motions and proposals for election by shareholders according to Section 278 (3) in connection with Sections 126 (1), 127 German Stock Corporation Act

Pursuant to Section 278 (3) in connection with Sections 126 (1), 127 German Stock Corporation Act, shareholders can send the Company, on the one hand, countermotions to proposals made by the General Partner and/or the Supervisory Board on a specific item of the agenda as well as generally, on the other hand, proposals for the election of Supervisory Board members and/or of the auditors prior to the General Meeting; since the election of Supervisory Board members of the Company has, however, not been made part of the agenda of this ordinary General Meeting by the Supervisory Board, the general possibility for shareholders to submit proposals for the election of Supervisory Board members according to Section 126 (1), 127 German Stock Corporation Act is insofar without relevance. Countermotions must be accompanied by reasons. Proposals for election of the auditors do not need to be substantiated.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA

- Investor Relations -

Else-Kröner-Straße 1

61352 Bad Homburg v. d. H.

Germany

Telefax: +49 (0)6172-609-2301

E-Mail: ir@fmc-ag.de

Countermotions and proposals for election sent to any other address cannot be taken into account.

A countermotion and its reasons do not need to be made accessible under the prerequisites set out in Section 126 (2) sentence 1 German Stock Corporation Act. According to Section 126 (2) sentence 2 German Stock Corporation Act, the reasons for a countermotion do not need to be made accessible if they in total amount to more than 5,000 characters.

Section 126 German Stock Corporation Act applies analogously to a shareholder’s proposal for the election of auditors pursuant to Section 127 German Stock Corporation Act. Proposals for the election of auditors according to Section 127 German Stock Corporation Act will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal person, respectively.

Countermotions and proposals for election to be made accessible and received at the above address at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. at the latest on Wednesday 25 April 2012 (24:00 hours Central European Summer Time), will be made accessible to the other shareholders including the name of the shareholder and the reasons without undue delay on the Internet under http://www.fmc-ag.com/AGM2012.htm. Any comments of the management will be also published there.

The provisions of the German Stock Corporation Act on which these shareholder rights are based and which also specify the requirements under which the countermotions and proposals for election need not be made accessible, are, in extracts:

Section 126 German Stock Corporation Act:

(1)	Motions of shareholders including the name of the shareholder, the grounds and any comments of the management are to be made accessible to those entitled in accordance with Section 125 (1) to (3) subject to the conditions stated there, if the shareholder has sent a counter motion to a proposal of the Management Board and Supervisory Board on a specific item on the agenda to the Company with grounds to the address specified for that purpose in the invitation at least 14 days prior to the meeting. The day of receipt is not included in the calculation. In the case of listed companies, the access is to be granted through the Internet site of the Company. Section 125 (3) applies accordingly.

(2)	A countermotion and its grounds need not be made accessible:

1.	to the extent the Management Board by making it accessible would be liable to criminal prosecution,

2.	if the counter motion would lead to a resolution of the General Meeting contrary to law or the Articles of Association,

3.	if the grounds are obviously false in significant points or contain misleading data or insults,

4.	if a counter motion of the shareholder based on the same facts has already been made accessible to a General Meeting of the Company according to Section 125,

5.	if the same counter motion of the shareholder with significantly the same grounds has been made accessible in the past five (5) years to at least two (2) General Meetings of the Company according to Section 125 and less than the twentieth part of the represented share capital voted for it at the General Meeting,

6.	if the shareholder gives notice that he will not participate in the General Meeting and not be represented there, or

7.	if the shareholder has not, in the past two (2) years in two (2) General Meetings, put a counter motion notified by him or has not caused such a counter motion to be put.

The grounds need not be made accessible if they amount in total to more than 5,000 characters.

(3)	If several shareholders submit countermotions on the same resolution subject matter, the Management Board can combine the countermotions and their grounds.

Section 127 German Stock Corporation Act:

Section 126 applies mutatis mutandis for the proposal of a shareholder on the election of Supervisory Board members or of auditors. The election proposal need not be given grounds for. The Management Board is not obliged to make the election proposal accessible if the proposal does not contain the data according to Section 124 (3) sentence 3 and Section 125 (1) sentence 5.

3.	The right of the shareholders to information according to Section 278 (3) in connection with Section 131 (1) German Stock Corporation Act

According to Section 278 (3) in connection with Section 131 (1) German Stock Corporation Act, information on the affairs of the Company including the legal and business relations to affiliated companies and on the situation of the group and the companies included in the consolidated group financial statements is to be given by the General Partner to every shareholder on request at the General Meeting to the extent necessary for the proper evaluation of the item on the agenda.

The provisions of the German Stock Corporation Act on which these shareholder rights are based and which also specify the requirements under which information need not be granted, are, in extracts:

Section 131 German Stock Corporation Act:

(1)	Every shareholder is on request in the General Meeting to be informed by the Management Board about matters of the Company to the extent this is necessary for proper evaluation of items on the agenda. The information obligation also extends to the legal and business relationships of the Company to an affiliate. If a Company avails of the reliefs in Section 266 (1) sentence 3, Section 276 or Section 288 of the Commercial Code, every shareholder can demand that the annual financial statements be presented to him in the General Meeting on the annual financial statements in the form which they would have had without the application of this provision. The information obligation of the Management Board of a parent Company (Section 290 (1), (2) Commercial Code) in the General Meeting to which the consolidated financial statements and the consolidated management report are presented also extends to the situation of the group and the enterprises included in the consolidated financial statements.

(2)	The information must correspond to the principles of conscientious and true accounting. The Articles of Association or the rules of procedure according to Section 129 can authorize the chairman of the Meeting to limit the shareholders’ time for asking questions and speaking and can provide for the details hereto.

(3)	The Management Board may refuse information

1.	to the extent the granting of information would be suitable on reasonable commercial evaluation to inflict a not insignificant disadvantage on the Company or an affiliate;

2.	to the extent it refers to valuations for tax purposes or the amount of individual taxes;

3.	about the difference between the value shown for items in the annual balance sheet and a higher value of these items unless the General Meeting approves the annual financial statements;

4.	about the accountancy and valuation methods to the extent the data on these methods in the notes is adequate in order to provide a picture of the asset, finance and profit situation of the Company corresponding to the factual position in the meaning of Section 264 (2) Commercial Code; this shall not apply if the General Meeting approves the annual financial statements;

5.	to the extent the Management Board would, by granting the information, become liable to criminal prosecution;

6.	to the extent, in the case of a financial institution or a financial services institution, data on the applied accountancy and valuation methods and the conducted set-offs in the annual financial statements, management report, consolidated financial statements and consolidated management report need not be given;

7.	to the extent the information has been continually accessible on the Internet site of the Company for at least seven (7) days prior to the beginning of and in the General Meeting.

The information may not be refused on other grounds.

(4)	If a shareholder is given information in his capacity as a shareholder outside the General Meeting, this information is also to be given to every other shareholder at his request in the General Meeting even if it is not necessary for the proper evaluation of an item on the agenda. The Management Board may not refuse the information according to (3) sentence 1 no. 1 to 4. Sentences 1 and 2 do not apply if a subsidiary (Section 290 (1), (2) Commercial Code), a joint venture (Section 310 (1) Commercial Code) or an associated enterprise (Section 311 (1) Commercial Code) has given the information to a parent Company (Section 290 (1), (2) of the Commercial Code) for the purpose of the inclusion of the Company in the consolidated financial statements of the parent enterprise and the information is necessary for this purpose.

(5)	If information is refused to a shareholder, he can demand that his question and the grounds on which the information is refused be included in the minutes of the Meeting.

In addition, the chairman of the Meeting is entitled to various measures for the conduct and order of the Meeting. This includes restricting the right to speak and question. The provision in the Articles of Association of the Company on which this is based is, in extracts:

Article 17 (2) sentence 2 of the Articles of Association of the Company:

The chairman is entitled to reasonably limit the speaking time of the shareholders and the time to ask questions from the beginning of the general meeting on, if such limitation is allowed by law.